Baker & McKenzie LLP

1114 Avenue of the Americas

New York, New York 10036, USA

September 25, 2006

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:                             CastlePoint Holdings, Ltd.
Registration Statement on Form S-1
filed June 1, 2006
Registration No.  333-134628

Dear Mr. Riedler:

CastlePoint Holdings, Ltd. (the “Company”) has requested that we respond to the staff’s comment letter, dated June 28, 2006, relating to the Company’s Registration Statement on Form S-1 (No. 333-128424) filed on June 1, 2006 (the “Registration Statement”).  On behalf of the Company, we wish to thank you and the other members of the Commission staff for the timely response to the Company’s filing of the Registration Statement.

The Company is submitting herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”) marked to show changes to the Registration Statement.  The Company has complied to the best of its ability with the staff’s comments.  The Company has responded to all of the staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.

If possible, the Company respectfully requests any further comments on the Company’s responses and the amended Registration Statement as soon as the Commission deems practicable.

The Company’s responses to the comments in the staff’s letter, set forth below in italicized text for ease of reference, are as follows:

Form S-1

General

1.                                      Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists.  If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

The requested disclosure, where appropriate, has been made.

2.                                      You describe various transactions that have occurred or will occur in connection with the planned offering, including quota share, excess of loss and pooling arrangements with Tower. Please provide pro forma financial information that gives effect to the impact of all such transactions as required by Article 11 of Regulation S-X or explain to us why this information is not required and how your existing disclosure provides investors with sufficient information about the continuing impact of these planned transactions. Refer to SAB Topic 1:B.2. Also, in order to facilitate investors’ understanding of the likelihood that such pro forma operating performance is indicative of your expected future operating performance, please supplement this disclosure with a discussion and analysis of your pro forma operating results, the uncertainties in applying the underlying critical accounting policies and the related variability in operating results that is reasonably likely to result over time.

The Company’s unaudited consolidated financial statements for the quarter ended June 30, 2006 and for the period from inception to June 30, 2006 and related discussion of results of operations for those periods under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” have been included in Amendment No. 1.  The Company believes that such financial statements and related discussion provide investors with sufficient information about the impact of the agreements and arrangements between the Company and its subsidiaries, on the one hand, and Tower Group, Inc. and its subsidiaries (“Tower”), on the other hand.  The Company also believes that such financial statements are indicative of the ongoing and expected future operating performance of the CastlePoint group.  In addition, in response to Comment 54, the Company has included Tower’s results of operations for the year ended December 31, 2005 and for the six months ended June 30, 2006.  Accordingly, the Company believes that the inclusion Tower’s financial information and CastlePoint’s financial information supersedes the need to provide pro forma financial information.

3.                                      We note that you have not provided a statement of income or a statement of cash flows. However, you disclose that operating expenses for the period January 1, 2006 through April 6, 2006 were $563,749 and that your reinsurance arrangements with Tower commenced with its cession of $40.9 million of unearned premium on March 31, 2006. Also, you present balances at February 27, 2006 in the statement of changes in shareholders’ equity. Please explain the factors that you considered in determining the financial statements to present in this filing and the significance of the date, February 27, 2006.

At the time the Registration Statement was filed on June 1, 2006, the Company did not yet have any quarterly financial statements.  In Amendment No. 1, the Company has included (i) an unaudited consolidated balance sheet as of June 30, 2006, (ii) an unaudited consolidated statement of income and comprehensive net income for the three months ended June 30, 2006 and for the period from inception to June 30, 2006, (iii) an unaudited consolidated statement of cash flows for the period from inception to June 30, 2006 and (iv) an unaudited consolidated statement of changes in shareholders’ equity.

The Company will retain in Amendment No. 1 its audited consolidated balance sheet as of April 6, 2006 and consolidated statement of changes in shareholders’ equity.  The Company did not include the consolidated statement of income or the consolidated statement of cash flow for the period ended April 6, 2006 because, prior to the closing of the private offering on April 4 and 5, 2006, the Company had no business operations. The Company presented balances at February 27, 2006 in the consolidated statement of changes in shareholders’ equity because February 27, 2006 was the date when the Company prepared its audited balance sheet for the road show for the

Company’s private offering, which closed on April 5 and 6.  The February 27, 2006 date remained in the Registration Statement as a point of comparison with respect to the April 6, 2006 balance sheet date.  Such balance sheet information are superseded by the unaudited financial information as of and for the three months ended June 30, 2006 and for the period from inception to June 30, 2006.

4.                                      Your accountants’ report references only the balance sheet and footnotes. However, you also present a statement of changes in shareholders’ equity. Please obtain a revised accountants’ report to cover all financial statements presented.

The accountants’ report included in Amendment No. 1 covers all financial statements presented, including the statement of changes in shareholders’ equity.

5.                                      You refer to the apparently imminent acquisition of CastlePoint Insurance Company. Please clarify the current status and expected timing for completing this acquisition. Provide, as applicable, all financial statements required by Rule 3-05 of Regulation S-X.

The Company plans to acquire in the next three to nine months one or more U.S. licensed insurance companies so that it can write insurance business in the United States on an admitted and non-admitted basis.  Although the Company is looking at a number of possible candidates, it has not yet identified any target with any reasonable certainty.  The Company notes the SEC’s request for any financial statements that are required by Rule 3-05 of Regulation S-X.

Certain Important Information, page i

6.                                      We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, industry terms should be explained briefly within the text so that investors can understand the disclosure without departing from the body of the prospectus.

The requested disclosure, where appropriate, has been made.

7.                                      You state that “within the next six to nine months, we plan to acquire one or more U.S. licensed insurance companies with little or no pre-existing business to enable us to commence our insurance business.” Please disclose whether or not you have any specific acquisition opportunities that are currently in the letter of intent, or similar or later phase. If so, please provide additional disclosure, including the names of the companies, the size of the companies, the specific products and services the companies provide as well as the location of the companies. We may have further comments upon reviewing your response.

The requested disclosure has been made on page 3 and page 77.  Although the Company is looking at a number of possible candidates, it has not yet identified any target with any reasonable certainty, and the Company has not yet entered into any letter of intent with any particular target.

8.                                      Additionally, please indicate how many companies you plan to acquire within the next six to nine months. Please also indicate how much you intend to expend to acquire these US licensed insurance companies. If you cannot provide an estimated amount, please put an estimated range of the amount of money you intend to use to make the acquisitions.

The requested disclosure has been made on page 3 and page 77.

Cover Page

9.                                      We note your discussion regarding the fact that no public market currently exists for your common stock and further that you have applied to have your common stock approved for quotation on the Nasdaq National Market System. Please note that Item 501(b)(3) of Regulation S-K requires the inclusion of a market price. In that regard, please revise this section to state that the selling shareholders will sell at a price of $xxx (or a range) per share until your shares are quoted on the Nasdaq National Market System and thereafter at prevailing market prices or privately negotiated prices.

The requested disclosure has been made on the cover page.

10.                               Please also disclose the factors you considered in determining the initial offering price in the summary section of this document.

The requested disclosure has been made on page 10.

11.                               Additionally, since your shares will not be sold on the Portal Market and therefore is not considered a key aspect of your current offering, please relocate your discussion of the Portal Market and related past transactions on it to an appropriate section of your document other than in the forepart of your document. Similarly, relocate your discussion of the Portal Market from your section entitled “The Offering” to another part of your document.

The requested modifications have been made on page 49.

Prospectus Summary, page 1

12.                               Much of the information presented here is an almost verbatim repetition of the disclosure contained in your Business section of your prospectus. For example, the information contained in your “Overview,” “Market Opportunities,” “Our Business Solutions, Products and Services,” “Our Sponsor,” “Our Agreements with Tower,” “Business Strategy,” and “Competitive Strength” are word for word to disclosure contained in your Business section. Please limit your disclosure in the summary in accordance with Item 503 of Regulation S-K. The instruction to Item 503 of Regulation S-K states that the summary should not merely repeat the text of the prospectus, nor should the summary include a lengthy description of your business or all of the detailed information in the prospectus. Please revise this section to provide a brief overview of the company and its major products and services and key aspects of the offering.

The requested modifications have been made in the Summary.

13.                               Your summary does not present a balanced view of your company and its operations. Please revise the summary to provide disclosure regarding any negative aspects of your company’s experiences, strategy and prospects. For example, please add disclosure regarding your need to acquire an U.S. licensed insurance company to carry out your business plans; limited operating history; that you have not yet received all of the necessary regulatory approvals to engage in the primary insurance business; that you are dependent on a single entity for a substantial portion of your business whose CEO is your CEO as well as the other risks related to your dependence on Tower, Inc.; and your need for additional capital in the future.

Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. In that regard, we note that you included a cross-reference to the risk factor section on page 6. We do not believe that the inclusion of the cross-reference sufficiently makes the summary balanced. Please revise your summary accordingly.

The requested disclosure has been made in the Summary under “Risks Associated with our Company and our Business.”

14.                               Additionally with respect to your disclosure concerning your business strategy, if you choose to retain that topic, please balance the discussion of your strategy with a discussion of obstacles and risks in implementing the stated business objections. Similarly, with respect to your competitive strengths, please balance that discussion with certain weaknesses you face as compared to other companies in the same industry.

The Company has deleted the discussion of its business strategy from the Summary.  The requested disclosure has been made under “Competitive Strengths; Weaknesses”, with respect to balancing the discussion of the Company's competitive strengths with certain weaknesses it faces, as compared to other companies in the same industry.

15.                               We note that in the summary you rely upon industry jargon which may not be familiar to investors. For example, we note the following terms that should be defined:

•                  reinsurance

•                  program underwriting agents

•                  traditional quota share reinsurance

•                  ceding

•                  finite insurance

•                  limited capital base

•                  loss ratio

•                  net liabilities

•                  recoveries

•                  loss layer

•                  multiline excess

In each case when you rely upon such language, you should briefly explain what the terms mean the first time you use the word so that investors can understand your disclosure in its proper context. Please revise the Summary and the rest of the document accordingly.

The requested disclosure has been made throughout Amendment No. 1.

Overview, page 1

16.                               Please provide us with appropriate documentation supporting your statement that your subsidiary CastlePoint Re has received a Financial Strength rating of “A-(Excellent)” from A.M. Best Company Inc.

A press release by A.M. Best Company, Inc., dated May 10, 2006, is being provided supplementally.

17.                               Please also indicate how frequently A.M. Best reviews ratings.

The requested disclosure has been made on pages 2, 27, 77 and 105.

18.                               You state that upon the acquisition and capitalization of your US licensed insurance companies, you expect that such companies will also receive a financial strength rating of an “A-(excellent).” Please disclose the basis for this statement.

The requested disclosure has been made on pages 3, 26, 77 and 104.

Market Opportunities, page 2

19.                               Please provide us with marked copies of third party documentation to support the following statements:

•                “Beginning in 2001, after a prolonged period of excess underwriting capacity, we believe many reinsurers became less willing to provide traditional quota share reinsurance due to their limited experience with underwriting, pricing and managing the underlying primary insurance business written by ceding insurance companies.”

•                “As an alternative to traditional quota share reinsurance, many reinsurers began offering finite reinsurance that contained loss limitation provisions designed to limit the likelihood of a meaningful loss to the reinsurer. This situation continued until the spring of 2005, when various regulatory agencies began to scrutinize whether many finite quota share reinsurance agreements contained a sufficient level of risk transfer to qualify as reinsurance under applicable accounting principles. We believe that this scrutiny has reduced the market for finite quota share reinsurance and is creating a greater demand for traditional quota share reinsurance.”

The statement set forth in the first bullet point above has been revised as follows:

                “We believe that, by 2001, many reinsurers became less willing to provide traditional quota share reinsurance on terms acceptable to the primary companies.”

While this statement no longer appears in the “Prospectus Summary”, it now appears in the “Business” section, under “Market Opportunities and Industry Trends.”

The statement in the second bullet point has also been revised as follows:

“Prior to spring of 2005, as an alternative to traditional quota share reinsurance, many reinsurers offered finite reinsurance which, according to the National Association of Insurance Commissioners, or the NAIC, is a type of reinsurance that transfers a finite or limited amount of risk to the reinsurer, whereby risk is reduced through accounting or financial methods, along with the actual transfer of economic risk.  In spring of 2005, various regulatory agencies began to scrutinize whether many finite quota share reinsurance agreements contained a sufficient level of risk transfer to qualify as reinsurance under applicable accounting principles. We believe that this scrutiny has reduced the market for finite quota share reinsurance and is creating a greater demand for traditional quota share reinsurance.”

The revised disclosure in the second bullet point appears in the “Prospectus Summary—Overview—Reinsurance” and in the “Business” section, under “Market Opportunities and Industry Trends.”

Marked copies of third party documentation to support the statements in the first bullet point and the second bullet point, as revised, are being provided supplementally.

Our Sponsor, page 3

20.                               You state that Tower is your first and largest customer for your reinsurance products. Please disclose what percentage of your operations business from Tower currently represents.

The requested disclosure has been made on pages 2, 14 and 78.

21.                               Since you have disclosed your heavy reliance on the results of operations of Tower, please disclose when Tower was incorporated, the state of incorporation, how long it has been commencing business, where it primarily conducts its business, and all the specific products and services it provides. Please also indicate if any products and services that Tower provides overlaps with the products and services you currently provide or intend to provide pursuant to your business plan.

The requested disclosure in the first sentence of Comment 21 has been made on page 1.  The requested disclosure in the second sentence of Comment 21 has been made on page 4.

22.                               Additionally, please disclose Tower’s A.M. Best rating and how long it has maintained that rating.

The requested disclosure has been made on page 4.

Our Agreements with Tower, page 4

23.                               You indicate that after you acquire one or more U.S. licensed insurance companies and receive any required regulatory approvals, you will also enter into pooling agreements with Tower to supplement or replace Tower’s management agreements with other insurance companies. Please briefly indicate what regulatory approval you will need and how long you expect it will take to receive all the required regulatory approvals.

The requested disclosure has been made on page 5.

24.                               Additionally, since you disclose that the acquisitions of the U.S. licensed insurance companies will take place in the next six to nine months, please indicate if you have identified any potential insurance companies that will supplement or replace Tower’s management agreements. If not, please explain why you have not.

The Company is currently looking at a number of potential U.S. licensed insurance companies, but have not yet identified any one company with any reasonable certainty.

Business Strategy, page 5

25.                               You state that you may invest in your strategic partner Tower at some point in the future. In your Business section, please specify how you may invest in Tower and provide an approximate time frame of when you expect to make the investment. If you cannot provide this information, please so state and the reasons you cannot.

The requested disclosure has been made on page 89 and page 90.

Competitive Strengths, page 5

26.                               We note the disclosure you provide in the first bullet point entitled “Access to Profitable Book of Business from Tower” on page 5. Please explain to investors why an average gross loss ratio of 57.7% represents a profitable book of business.

The requested disclosure has been made on pages 6, 85 and 86.

27.                               In your Business section, please explain why Bermuda’s pool of experienced professionals with significant reinsurance expertise and regulatory environment on reinsurance and insurance products is beneficial to you as compared to your competitors who are also incorporated and do business in Bermuda.

The requested disclosure has been made on page 7 and page 86.

Our Organization, page 7

28.                               Please provide brief company descriptions of your subsidiaries, CastlePoint Re and CastlePoint Management, including what specific products or services they provide and how much of your total business each subsidiary currently accounts for. With respect to CastlePoint Management, please explain what role it will have if you are successful in acquiring U.S. licensed insurance companies as you indicate these U.S. licensed insurance companies will replace CastlePoint Management.

The requested disclosure has been made on page 10.

29.                               Please replace the chart you have on page 7 with the chart you have on page 60 which we believe would be more helpful to investors in understanding your organizational structure. Additionally, if you put the chart in the summary it is not necessary to repeat the chart again in the document.

The requested modifications have been made on page 11.

Risk Factors, page 9

30.                               In the introductory paragraph, please delete the fifth and sixth sentences. All material risks should be disclosed in the risk factors section.

The requested modification has been made on page 13.

“We have a very limited operating history and are not yet able to engage ... ,” page 9

31.                               Please disclose in this risk factor that the company [was] formed in November 2005.

The requested disclosure has been made on page 13.

32.                               Please revise to include a discussion of where you are in obtaining all of the necessary regulatory approvals to engage in your insurance business, including who you submitted the applications to, when you submitted the applications for approval and when you expect to [receive] such approvals.

The requested disclosure has been made on page 13 and page 14.

33.                               Please disclose where in the process you are in acquiring the US licensed insurance companies and indicate approximately how many companies you plan to acquire within the next six to nine months.

The requested disclosure has been made on page 13.

34.                               In the second risk on page 9 entitled “We are dependent on Tower and its subsidiaries for a substantial portion of our business,” there is discussion related to how your ability to commence and successfully develop your business plan will be adversely affected if you do not obtain the necessary consents from third parties. Please add similar disclosure in this risk factor. Additionally, please indicate what third party consents you are referring to. Please identify the party and the type of consent you will need.

The Company has received the third party consents and/or confirmations with respect to (i) the transfer of a commercial umbrella specialty program that is being managed by CastlePoint Management Corp.; (ii) CastlePoint Re becoming a reinsurer under an assumed reinsurance treaty that Tower entered into with Accident Insurance Company; and (iii) CastlePoint Re’s participation in two of Tower’s existing property and casualty excess of loss reinsurance agreements.  Because the Company has received these consents and/or confirmations, the risk factors have been revised to eliminate the references to the contingent receipt of consents from third parties.

“We are dependent on Tower and its subsidiaries for a substantial portion of...,” page 9

35.                               You indicate that with Tower’s assistance you have identified certain specialty programs that your US licensed insurance companies will be able to write. Please clarify what specialty programs you are referring to in this risk factor.

The specialty program originally referred to was the commercial umbrella specialty program, which has been transferred to the Company.  Because the consent has been received for this transfer, the original paragraph referenced in Comment 35 has been deleted.

36.                               You indicate in this risk factor that “through CastlePoint Re, we currently assume 37.5% of the ceded first property excess of loss layer and 42% of the ceded first multiline excess of loss layer under Tower’s existing property and casualty excess of loss reinsurance agreements, pursuant to an understanding we have reached to this effect with the reinsurance intermediary of the third party reinsurers party to such agreements.” Please identify the reinsurance intermediary as well as the third reinsurers you are referring to in this risk factor.

The Company has received reinsurance “slips” from the reinsurance intermediary confirming CastlePoint Re’s participation in two of Tower’s property and casualty excess of loss reinsurance agreements.  Accordingly, the reference to the understanding originally described in the Registration Statement has been deleted.  For the staff’s information, the reinsurance intermediary is AON Re Inc., and the existing third party reinsurers that were original parties to Tower’s property and casualty excess of loss reinsurance agreements in which CastlePoint Re participates are Endurance Reinsurance Corporation of America, Platinum Underwriters Reinsurance, Inc., QBE Reinsurance Corporation, Hannover Rückversicherung-Aktiengesellschaft, ACE European Group Limited, Lloyd’s Syndicate AML #2001 and Lloyd’s Syndicate MAP #2791.

37.                               You also indicate that the arrangements have not yet been set forth in a written agreement. Please indicate if you intend to enter into any formal agreement with the third party reinsurers and the potential consequences that may arise if you do enter into any formal agreements, if any.

The Company does not intend to enter into a formal written agreement with the third party reinsurers because the Company believes that it is accepted industry practice that the broker intermediary, in this case, Aon Re Inc., present to the participating reinsurers, including CastlePoint Re, the portion of the subject treaties which are offered to the reinsurer.  This has been completed, as represented by the reinsurance “slips” that the broker intermediary has executed with CastlePoint Re, in accordance with accepted industry practices.  In addition, the Company has already received reinsurance premiums under these reinsurance agreements equal to the stated terms.

“Our business relationship with Tower and its subsidiaries may present, and make…,” page 10

38.                               Please revise your header to reflect that your business agreements with Tower may not necessarily reflect terms that you would agree to in arms-length negotiations with an independent third party and further that your relationship could expose you to possible claims that you did not act in the best interest of your shareholders.

The requested disclosure has been made on page 15.

39.                               Please identify the other managers at Tower that you have agreements with and the type of agreements you have with each. Additionally, in an appropriate section of your document, please provide the material terms of such agreements. If you do not believe such agreements are material, please provide us with a detailed analysis supporting your belief.

The requested disclosure has been made on page 25.  The material terms of such agreements are described under “Management—Employment Agreements.”

40.                               You also indicate that the agreements entered into with Tower, its subsidiaries and some Tower employees do not necessarily reflect terms that you or Tower would agree to in arms-length negotiations with an independent third party. For each material agreement you have with Tower, its subsidiaries and employees of Tower, please specify which terms you believe may not reflect terms that you or Tower would agree to in arms-length negotiations with an independent third party.

The Company believes that the terms of its agreements with Tower are at arms-length, but may not necessarily reflect terms that it may agree to in arms-length negotiations with an independent third party because it was a wholly-owned subsidiary of Tower when the negotiations of most of the terms of its agreements took place.  Accordingly, the Company has added the following disclosure to the risk factor:

“Although we believe the terms of our agreements with Tower are on an arms-length basis, because we were a wholly-owned subsidiary of Tower when most of the terms of such agreements  were negotiated with Tower, such terms do not necessarily reflect terms that we or Tower would agree to in arms-length negotiations with an independent third party.”

41.                               Each risk factor should discuss only one material risk. In that regard, please remove the risks related to Mr. Michael Lee serving as CEO for both Tower and your company as a separate new risk factor. In that discussion, please also indicate which members of the executive management team are former managers of Tower.

The requested disclosure has been made on page 16.

42.                               You also indicate that “[c]onflicts of interest could arise with respect to business opportunities that could be advantageous to Tower or its subsidiaries, on the one hand, and us or any of our subsidiaries, on the other hand.” Please discuss this risk as a separate new risk factor. In that discussion, please discuss what types of business opportunities that could be advantageous to Tower and not to you. Please provide examples to clarify your points.

The requested disclosure has been made on page 17.

43.                               We note the last sentence of this risk factor where you state that “[a]s part of our business strategy of making strategic investments in the insurance companies and program underwriting agents that may become our clients, we may make a strategic investment in Tower at some point in the future. “ Please explain what risks and consequences this strategy may impose on you and your operations in a new, separate risk factor.

The requested disclosure has been made on page 17.

“We may require additional capital in the future, which may not be available on…,” page 11

44.                               You indicate you or your subsidiaries may need to raise additional funds to further capitalize CastlePoint Re. Please indicate the approximate timing of when you expect to need the additional capital and approximately how much you expect to need.

The requested disclosure has been made on page 17.

45.                               You also indicate you may need to raise additional funds to acquire and capitalize a U.S.

licensed insurance company to commence your insurance business. Please indicate how much you have allocated to acquire U.S. licensed companies that you have stated throughout the prospectus will occur in the next six to nine months.

The requested disclosure has been made on page 17.

46.                               You state that if you cannot obtain adequate capital you may not be able to “adequately operate our reinsurance business and over claim losses or commence our insurance business and fully implement our business strategy, and our business, results of operations and financial condition would be adversely affected.” Please indicate approximately how long your current funds will support your operations. Please also provide similar disclosure in your Liquidity and Capital Resources section of the document.

The requested disclosure has been made on page 17 and under “Our Liquidity and Capital Requirements” on page 69.

47.                               The second half of this risk factor discusses the drawbacks of raising additional capital, such as dilution, debt covenants, and the relinquishment of rights. Please move your discussion of these drawbacks to a new, separate risk factor.

The requested disclosure has been made on page 18.

“Our failure to purchase U.S. licensed insurance companies, to obtain required...” page 12

48.                               You indicate that “Castle Point Re is seeking to become eligible to write on a non-admitted basis in the United States.” Please explain what the risks and consequences are if this subsidiary’s eligibility to write on a non-admitted basis is not granted as it appears you intend to use your newly acquired U.S. licensed insurance companies to write your insurance business. Please also briefly explain what the process of being eligible to write on a non-admitted basis in the United States entails; when Castle Point Re submitted its applications and the approximate timeframe of when it expects to receive any notice on whether the application has been granted or not.

The requested disclosure has been made on pages 18, 19 and 20.

49.                               You indicate that “[i]f we do not receive the required approvals, we will be able to write only insurance business in the United States on a limited basis as an unauthorized non-U.S. insurer and will be unable to write insurance business in the United States through a licensed insurer.” This sentence is confusing. On one hand, it appears you are saying if you do not receive the approvals, you may write only limited insurance business in the United States. On the other hand, it also appears to be saying that if you do not receive the approvals, you may not write insurance business in the United States. Please explain to us or revise your disclosure accordingly.

The Company has rewritten the disclosure to eliminate the confusion on pages 18, 19 and 20.

50.                               Please disclose when Tower and New York State Insurance Department commenced discussions regarding the quota share reinsurance agreements and who initiated the discussions. Please also disclose the terms that may be modified pursuant to these discussions and the approximate timing of when you expect to make changes to your quota share reinsurance agreements. Please also indicate if anyone from your company is being represented in the discussions with Tower and the New York State Insurance Company.  If not, please explain why not. Please provide similar disclosure in the section of your document entitled “Our Strategic Relationship with Tower” on page 57.

The requested disclosure has been made on page 20 and under “Our Strategic Relationship with Tower” on page 81.

51.                               Please indicate whether you have had any communications with the Massachusetts Division of Insurance regarding the quota share reinsurance agreements. If so, please briefly describe any communications or discussions you have had with the Massachusetts Division of Insurance, including the dates of the communications or discussions.

The requested disclosure has been made on page 20.

“Our actual insured losses may be greater than our loss reserves, which may…,” page 13

52.                               Please revise to briefly describe your level of reserves since inception of your company, whether those reserves have been adequate and whether you have made any adjustments to those reserves because of deficiencies.

The requested disclosure has been made on page 22.

53.                               You indicate that you “establish or adjust reserves for CastlePoint Re in part upon loss data received from ceding companies with which we do business, including Tower.” Please revise to briefly describe Tower’s level of reserves for the past three fiscal years, whether those reserves have been adequate and whether Tower has had to make any adjustments to those reserves because of deficiencies.

The requested disclosure has been made on page  22.

“Reinsurance of Tower’s insurance companies’ business could expose us to…,” page 14

54.                               Since your results of operations are highly dependent on the results of operations of Tower, in an appropriate section of your document, please briefly provide Tower’s results of operation for the fiscal year ended December 31, 2005 and for the quarter ended March 31, 2006. If you file after June 30, 2006, please provide financial information for the quarter ended June 30, 2006 instead of information for the quarter ended March 31, 2006.

Tower’s results of operations for the fiscal year ended December 31, 2005 and for the six months ended June 30, 2006 are included in Amendment No. 1, commencing on page 88.

55.                               Please indicate whether Tower’s financial and business operations have been impacted in a material way as a result of the factors listed in this risk factor. If so, please indicate when it experienced the material impact and how it impacted Tower’s financial and business operations.

The requested disclosure has been made on page 22 and page 23.

“If we are unable to implement our business strategy or operate our business as…,” page 16

56.                               You state you may be limited in pursuing certain business opportunities due to your relationship with Tower. Please explain what you mean by “certain business opportunities” and also how your ability to pursue these business opportunity is limited.

The requested disclosure has been made on page 24.

57.                               Please list all of the activities or tasks you will need to implement in order to achieve your business strategy in bullet point format, including the embedded list of tasks you will have to accomplish in the fifth sentence of this risk factor. Please also explain what “other tasks” you will need to complete for the conduct of your intended business activities.

The requested disclosure has been made on page 24 and page 25.

58.                               You indicate that “as a result of industry factors or factors specific to us, we may have to alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume.” Please identify the industry factors as well as the types of risks you are referring to in that sentence. Please use examples to illustrate your points.

The requested disclosure has been made on page 25.

“We are dependent on our key executives and may not be able to attract and…,” page 16

59.                               Please disclose the expiration date of the agreements you have with Messrs. Lee and Weiner.

The requested disclosure has been made on page 25.

60.                               Please disclose whether you have key life insurance policies on any key employees.

The requested disclosure has been made on page 25.

61.                               You indicate that you still need to attract additional managers for key positions in order to fully implement your business strategy. Please explain what these key positions are.

The requested disclosure has been made on page 25 and page 26.

62.                               Please relocate the discussion regarding Mr. Lee’s allocation of time spent as CEO at Tower and at your company to a risk factor discussing the risks and consequences stemming from Mr. Lee serving as CEO for both companies in a new, separate risk factor. In your discussion, please also include what percentage of his time he spends on Tower activities as opposed to CastlePoint activities.

The requested disclosure has been made on page 16.

63.                               Please provide the total number of employees you intend to hire to implement your business strategy. Please also disclose how many employees you plan to hire for each of the positions you list in this risk factor as well as the approximate time frame of hiring these employees.

The requested disclosure has been made on page 26.

64.                               Please revise to indicate that you currently only have five employees. Please also indicate in what capacities these employees serve at your company and/or subsidiaries.

The Company has updated the disclosure to reflect the recent hiring of employees.

“We may not be able to manage our growth effectively,” page 17

65.                               Please indicate the approximate time frame in which you plan to grow and in what areas you plan to grow. To the extent possible, please quantify your disclosure. If you cannot, please so indicate and the reasons you cannot.

The requested disclosure has been made on page 27.

“Our business could be adversely affected by Bermuda employment restrictions.” page 18

66.                               Please quantify how many non-Bermudians you plan to hire and how many of your employees are considered key personnel.

The requested disclosure has been made on page 28.

67.                               Please indicate when the temporary work permits expire and which of your key personnel has obtained such permits and which have not obtained such permits.

The requested disclosure has been made on page 28 and page 29.

68.                               Please indicate when you submitted the permanent work permits and when you expect to receive notice of approval or denial of such permits.

The requested disclosure has been made on page 28 and page 29.

 “Our business is dependent upon reinsurance brokers and program underwriting…,” page 19

69.                               You indicate that you market your reinsurance products primarily through brokers and your insurance products primarily through program underwriting agents. Please identify these brokers and agents that you are currently using. Are they brokers and agents used by Tower? If so, please so indicate. Additionally, to the extent you have any agreements with such brokers and agents, please file the agreements as exhibits and describe the material terms of these agreements in your Business section. If you do not believe you are substantially dependent on such brokers and agents, please provide us with a detailed analysis explaining why not.

The requested disclosure has been made on page 29.

The Company does not have, and does not expect to have, agreements with reinsurance brokers.  The Company is in the process of developing and negotiating its agreements with program underwriting agents.  The Company will evaluate such agreements for significance; however, the Company generally expects that such agreements will be entered into in the ordinary course of business and will contain standard industry terms.  Accordingly, the Company does not believe it will be substantially dependent on any one program underwriting agent.  Agreements with brokers are not typical.  The Company expects that the major reinsurance brokers will place business with the Company.

70.                               To the extent that you anticipate having difficulties in recruiting or hiring qualified agents and brokers, revise to discuss these difficulties.

The Company does not anticipate difficulties in recruiting or hiring qualified reinsurance agents and brokers.  In the experience of the Company’s management, these professionals continuously seek to work with reinsurers who have adequate capital, attractive products and pricing, as well as good service – all of which the Company intends to deliver and maintain.

“We compete with a larger number of companies in the insurance and reinsurance…,” page 19

71.                               Please identify your major competitors or if there are too many to name, please estimate the number of competitors in your industry.

The requested disclosure has been made on page 30.

72.                               Please relocate the discussion relating to how new, proposed or potential legislation and how it may increase competition in the field as a new, separate risk factor. In your discussion, please also discuss other ways that such legislation may materially impact your operations.

The requested disclosure has been made on page 30 and page 31.

73.                               Please indicate whether Tower experienced any material exposure to losses in connection with the September 11, 2001 terrorist attacks. If so, please disclose the losses that Tower experienced.

Tower has advised the Company that it did not experience any material exposure to losses in connection with the September 11 terrorist attacks in New York City.  Disclosure to this effect has been made on page 22 under the risk factor “Reinsurance of Tower’s insurance companies’ business could expose us to substantial risk of loss.”

“Our future primary insurance operations may be adversely affected by failure…,” page 22

74.                               Please indicate if Tower may terminate the service agreement prior to the expiration date of three years.

The requested disclosure has been made on page 33.

“We or CastlePoint Bermuda Holdings may be deemed to be engaged in…,” page 29

75.                               Please explain what being a “Bermuda exempted compan[y]” means.

The requested disclosure has been made on page 41.

76.                               Please explain why there is considerable uncertainty as to what activities constitute being engaged in a trade or business within the United States or doing business through a permanent establishment in the United States.

The requested disclosure has been made on page 41 and page 42.

 “U.S. persons who hold shares could be subject to adverse tax consequences if we…,” page 31

77.                               Please define the term “passive foreign investment company.”

The requested disclosure has been made on page 43.

“The Internal Revenue Service may take the position that transactions between…,” page 31

78.                               Please provide us with the basis that you “do not believe the IRS would attempt to apply such a rule to quota share reinsurance transactions in which the ceding company cedes a significant number of unrelated risks to the reinsurer, even if the ceding company provided substantially all of the reinsurer’s business, nor do we believe the IRS would be successful if it took such position.” If these statements are based on the advice of your tax counsel, please revise your disclosure to so indicate, identify the legal counsel and file the consent of such counsel permitting you to include reference to their name in this section.

The Company has revised the statement as follows, which appears on page 43 and page 44 of Amendment No. 1:

“The IRS has never taken this position with respect to quota share reinsurance transactions in which the ceding company cedes a significant number of unrelated risks to the reinsurer, even if the ceding company provided substantially all of the reinsurer’s business.”

A Warning About Forward-Looking Statements, page 34

79.                               We note your statement that “Market data and forecasts used in this prospectus have been obtained from independent industry sources as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data.” It is not appropriate to disclaim liability for statements included in your registration statement. Please revise to delete this language.

The requested modification has been made on page 47.

Capitalization, page 37

80.                               Please disclose the impact of your planned transactions with Tower in a pro forma column in the capitalization table.

The Company has not included a proforma column in the capitalization table because none of the current or proposed transactions with Tower would have an impact on the Company’s capitalization.  The purchase of Tower stock, if and when it occurs, would have no impact on equity; the difference between purchase price and book value, if it existed, would be a balance sheet adjustment with no impact on the capitalization table.

Management’s Discussion and Analysis of Financial Condition, page 38
Critical Accounting Policies, page 42

81.                               Disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions are consistent with the objective of Management’s Discussion and Analysis. We note that your, discussion of critical accounting policies provides only a general description of the underlying methodologies and excludes any quantification of related key assumptions and variability that is reasonably likely to result over time. This disclosure should provide investors with a fuller understanding of the uncertainties that you anticipate in applying the critical accounting policies relevant to your planned business activities and the sensitivity of your planned operating results to “reasonably likely” changes in key assumptions. Please provide an expanded discussion and quantification of how you determined (or plan to determine) each critical accounting estimate (except for those related to premiums, losses and loss adjustment expense reserves and reinsurance, which are addressed in subsequent comments), its sensitivity to changes in key assumptions and the expected likelihood of changes in the future. Link this discussion to the corresponding disclosure in your pro forma financial information.

The requested disclosure has been made on pages 56 through 62.  Per the staff’s instructions, the Company has not quantified the critical accounting estimates, as such estimates relate to premiums, losses and loss adjustment expense reserves.

82.                               We believe that disclosure of your premium recognition methodologies and related key assumptions that you expect to use could be improved. Expand your description of the revenue recognition process for premiums written under pooling or other risk sharing agreements, ceding commission revenues, direct commission revenues and fees and reinstatement premiums. Provide an expanded discussion of all premium estimates and related key assumptions, particularly the expected process for subsequently adjusting the initial minimum and deposit premium estimate based on information from brokers and ceding companies.

The requested disclosure has been made on page 57.

83.                               We believe that disclosure of your loss reserve methodologies and related key assumptions that you expect to use could be improved. Please disclose the following information.

•                  Describe more specifically the methodologies that you expect to use in determining ultimate losses for each line of business. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered. Include an expanded discussion of “judgmental techniques” that you expect to use when statistical data is insufficient or unavailable.

•                  Explain the expected relationship between your recorded reserves (i.e. case reserve and IBNR), cumulative paid claims and the estimate of ultimate losses.

•                  Specify whether you expect to calculate a range around your loss reserve or use point estimates. If the former, discuss the key assumptions that you expect to use in determining the boundaries of the range and your basis for selecting one amount rather than any other amount within the range as the best estimate of incurred losses. if you plan to use point estimates, discuss the various methods to be considered and your basis for selecting one method over the other methods.

•                  Provide an expanded discussion and quantification of key assumptions, particularly those incorporated in catastrophe models that you expect to materially affect your estimate of the reserve for loss and loss adjustment expenses.

•                  Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. So that investors can better understand the judgments and uncertainties in your loss reserving process, describe how you expect to provide for these uncertainties in your reserve estimation process.

•                  It appears that you will determine your ultimate liability based on ceding company reserve information and other experience data as adjusted by your claims staff. Your reliance on. the reserve practices of ceding companies may be complicated by the different methods used by these companies. Provide a more specific description of your expectations for this process, including the actuarial methods and key assumptions used, the degree of variation in ceding company reserve practices and the nature of any adjustments to be made by your claim staff.

•                  Describe the nature and frequency of your expected procedures for determining the adequacy of loss reserves. Indicate how these procedures will differ between your interim and annual reserve verifications.

The requested disclosure has been made on pages 57, 58, 59 and 60.

84.                               Please provide an expanded discussion of your accounting for reinsurance transactions, including the method used to compute your cost of reinsurance (e.g. interest or recovery method for retroactive contracts), related key assumptions, judgments and uncertainties underlying this estimate. Discuss and quantify the effect that you expect your ceded reinsurance to have on future results of operations, cash flows and financial position. Describe and quantify how limitations in your ability to cede future losses could affect expected operating results and liquidity and capital resources. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

The requested disclosure has been made on page 61 and page 62.

Results of Operations, page 45

85.                               Please disclose the total amount that Tower paid for certain of your operating expenses, as set forth in the first full paragraph of this section. Please also provide similar information in your “Certain Relationships and Related Transactions” section on page 104.

Tower reimbursed the Company for specific operating expenses incurred in the first quarter of 2006 in the amount of $271,690, although this amount does not reflect the full value of Tower’s sponsorship of the Company.  The warrants were issued to Tower in recognition of the full value received from Tower as the Company’s sponsor, which included the development of the Company’s business strategy, the development of the private offering to raise initial funds for the Company’s operations, and the transfer of certain executives to the Company.  The 1,127,000 common shares issuable upon exercise of the warrants represent 3.5% of the Company’s common shares outstanding on a fully diluted basis, and such number of shares is based on what the Company believed would be an acceptable percentage of common shares to grant to Tower upon exercise of the warrants to compensate Tower for its contributions to the Company.  The Company has disclosed such information in the first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations—Consolidated Results of Operations for the Three Months Ended June 30, 2006.”

Contractual Obligations, page 49

86.                               We note your disclosure in footnote 1 where you indicate your lease payments are for two six-month leases. Please indicate what month these leases will expire and which subsidiaries lease property pursuant to these agreements. Additionally, indicate if you have obtained other leases or other property for these properties. If you have not, please so indicate and explain the reasons you have not.

The requested disclosure has been made on page 71.

Industry Background, page 51
Overview, page 51

87.                               Please explain why the property and casualty industry historically has been cyclical.

The requested disclosure has been made on page 74.

88.                               Throughout this section, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. In some places, you do not provide the source of your information. In that regard, please revise your document to indicate the sources of information you have relied on making these statements. Additionally with respect to all of the various statistical and other figures you disclose in the document, please provide us with copies of the sources in which you obtained the statistical and other figures. These copies should be marked to indicate the information supporting your statements.

The requested materials plus marked pages from Amendment No. 1 are being provided supplementally.

Business, page 53
Overview, page 53

89.                               You state that you intend to provide innovative insurance and reinsurance business solutions. Please explain in what ways your approach is innovative as compared to other insurance companies providing similar products and services.

The Company has deleted the reference to “innovative”.

Our Arrangements with Tower and its Subsidiaries, page 105
General Overview, page 105

90.                               Please revise the first sentence of the second paragraph to indicate that you have provided the summaries of all the material terms of the agreements you entered into or will enter into with Tower and its subsidiaries.

The requested disclosure has been made on page 130.

Master Agreement, page 105

91.                               Reference hereby is made to the table on page 107. You indicate in footnote 1 that the range of participation is subject to certain limitations. Please explain what those limitations are.

The requested disclosure has been made on pages 134, 135, 138 and 139.

Principal Shareholders, page 118

92.                               Please identify the natural persons who are the beneficial owners of the shares held of record by Omega Advisors, Inc., and Excelsior Value & Restructuring, respectively.

The requested disclosure has been made on page 145 and page 146.

Description of Share Capital, page 119

93.                               Please provide disclosure in this section regarding your ability to require shareholders to sell their shares to you under certain circumstances, as set forth in your risk factor entitled “We may require you to sell your shares of CastlePoint Holdings to us” on page 29.

The requested disclosure has been made on page 149.

Material Tax Considerations, page 130

94.                               Please file the consent of Baker & McKenzie LLP permitting you to use their name in the Material Tax Considerations section on page 130.

The requested consent has been filed.

Selling Shareholders, page 142

95.                               For every selling securityholder in the table who is neither an individual nor a public company, please provide the full name(s) of the natural persons having voting, dispositive or investment powers.

The requested disclosure has been made throughout the table.

96.                               We note your disclosure regarding one of your selling shareholders, Morgan Stanley & Co., International Limited, whom you have identified as a broker-dealer. Please revise your disclosure to indicate that such selling shareholder “is” an underwriter.

The requested disclosure has been made on pages 176 and 180.

Glossary of Selected Insurance Terms, page G-l

97.                               While we do not object to you including a glossary, you should ensure that all terms are defined and described in the prospectus itself, not just the glossary. Please revise where necessary.

The Company has complied with the staff’s request.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Basis of Presentation and Summary of Significant Accounting Principles
Significant accounting polices, page F-5

98.                               You recorded $40.9 million ceded unearned premiums under three quota share reinsurance agreements at March 31, 2006. However, you provide no description of the related accounting policies. Please describe how you accounted for these quota share reinsurance agreements and quantify the related impact on your operating results. Provide a discussion of your income recognition methods for reinsurance assumed, including ceding commissions. Discuss how you determined the related amounts for deferred acquisition costs and assumed premium receivable. Provide all disclosure required by SFAS 60, SFAS 113 and other relevant guidance.

The requested disclosure has been made under Notes 2 and 15 to the Company’s Unaudited Interim Consolidated Financial Statements commencing on page F-16 and  page F-30, respectively.

99.                               Please describe all terms for the payable to Tower Group, which amounted to $961,901 at April 6, 2006.

The $961,901 payable to Tower Group, Inc. has been fully repaid in the second quarter 2006.

100.                        You issued warrants to Tower for use of its office space and employees prior to April 6, 2006 and appear to have valued them based on the fair value of the equity instrument granted instead of the fair value of goods and services received. Please expand this disclosure to describe the terms of this arrangement (e.g. periods covered, monthly rental rates, services provided and personnel involved) and explain how you determined the related fair value. Explain the basis for your determination that the fair value of the equity instrument granted was more reliably determinable than the fair value of goods and services received.

The Company has expanded the disclosure to describe the contribution made by Tower to CastlePoint in the first paragraph of Note 6(b) to the Company’s Unaudited Interim Consolidated Financial Statements, on page F-23.  As explained in the Company’s response to Comment 85, the Company believes the fair value of these goods and services cannot be estimated, except based upon the future value of the stock price of CastlePoint.  Accordingly, the Company valued the warrants utilizing the Black-Scholes option-pricing model, which the Company believes is an acceptable method for these types of securities.  The Black-Scholes option-pricing model utilized by the Company is disclosed in the third paragraph of Note 6(b) to the Company’s Unaudited Interim Consolidated Financial Statements, on page F-23.

101.                        Your accounting for the warrants issued to Tower is unclear. In Note 1 (d), you state that you recorded the aggregate fair value of these warrants as an expense on April 6, 2006. However, in Note 4 (b), you state that you reported an offsetting charge to retained deficit. Please explain this apparent inconsistency. Clarify how you accounted for these expenses and why they were recognized on April 6, 2006 instead of the periods when such services were provided.

The requested clarification has been made in Note 6(b) to the Company’s Unaudited Interim Consolidated Financial Statements on page F-23.  The aggregate value of the warrants was recorded as additional paid-in capital with an offsetting charge to income.  On the balance sheet date as of April 6, 2006, the aggregate value of the warrants was recorded as additional paid-in capital with an offsetting charge to retained deficit because on that date, the Company did not prepare an income statement.  The expenses were recognized on April 6, 2006, after the closing of the private offering on April 4 and 5, 2006.

6. Taxation, page F-9

102.                        Please explain the basis for your conclusion that subsequent to the planned offering and commencement of business activities with Tower, you will not be subject to United States taxation.

The Company is aware of the factors involved in determining whether a foreign corporation will be subject to US taxation, and intends to operate in a manner that will not cause it, or its non-U.S. subsidiaries, to be subject to taxation in the United States.

If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971.  The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/ Roslyn Tom

Roslyn Tom

cc:           Michael H. Lee

                Joel S. Weiner

                Roger Brown, Esq.

                (CastlePoint Holdings, Ltd.)